

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 2, 2008

Mr. Robert Dultz
Chairman and Chief Executive Officer
USCORP
4535 W. Sahara Ave. Suite 204
Las Vegas, NV 89102

> **Re: USCORP**
> **Form 10-KSB for the Fiscal Year Ended September 30, 2007**
> **Filed January 9, 2008**
> **Response letter dated September 29, 2008**
> **File No. 000-19061**

Dear Mr. Dultz:

We have reviewed your response letter and filings and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2007

Report of Independent Registered Public Accounting Firm

1.   In response to comment number one from our letter dated August 15, 2008, you obtained and propose to file a revised report from your independent public accounting firm. Such report includes a paragraph that states "We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), USCorp's internal control over financial reporting as of September 30, 2007… and our report dated December 21, 2007 expressed an unqualified opinion thereon." In accordance with Item 308(b) of Regulation S-K, please include the registered public accounting firm's attestation report on your internal control over financial reporting in your amended Form 10-KSB.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters.   Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief